

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2011

<u>Via E-mail</u>
Billy Styles
Chief Executive Officer
Organic Plant Health, Inc.
9206 Monroe Road
Charlotte, NC 28270

> **Re: Organic Plant Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 7, 2011**
> **File No. 333-176704**

Dear Mr. Styles:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Reference is made to the press release dated September 8, 2011 and disseminated via PR Newswire, *available at* http://www.prnewswire.com/news-releases/organic-plant-health-announces-the-filing-of-sec-form-s-1-registration-statement-and-provides-an-update-on-current-operations-129442908.html. It appears that much of the information in the press release is beyond the scope of what is a permitted Securities Act Rule 134 communication. Please provide us with a detailed legal analysis how this press release complies with Rule 134 and the exemption from section 5(c) of the Securities Act that you believe is available for this communication.

2. Reference is made to the "stock awareness campaign" described in the fourth paragraph of the press release. Please furnish us with any promotional and sales material you intend to use. In addition, please tell us whether the materials used will meet the requirements of Securities Act section 10 as well as how you intend to comply with Securities Act

section 5 and Rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134.

3. Please confirm that you will refrain from referring to the Private Securities Litigation Reform Act safe harbors in future press releases. The safe harbor is not available for initial public offerings or to penny stock issuers.

4. Please provide us with any artwork that you intend to use. Any such artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02, available on our website.

Registration Statement cover page

5. It appears that the securities being registered will be offered on a continuous or delayed basis pursuant to Rule 415. Please check the box on the cover page and include the undertakings set forth in Item 512(a) of Regulation S-K in your amended registration statement or advise.

6. Please explain the reference to Rule 416 in footnote 1 to the fee table. Please note that since your common shares are not offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions, Rule 416(a) does not appear applicable to your transaction, although Rule 416(b) automatically provides for such increases in the case of stock splits and stock dividends. Revise or advise.

7. Please revise footnote 2 to the fee table to clarify the number of common shares to be offered by selling stockholders. We note disclosure on page 4 which states that you are offering 10,000,000 shares of common stock. Additionally, it appears you have calculated the fee in accordance with Rule 457(a) rather than Rule 457(o). Please revise accordingly or advise.

Prospectus cover page, page 4

8. Please revise to separately state the shares of common stock to be offered by you and the shares of common stock to be offered by selling shareholders. Similarly revise the offering table on page 9. Refer to Item 501(b)(2) of Regulation S-K.

9. Please revise the first and last sentence of the first paragraph of the cover page for consistency with the last sentence of the second paragraph of the cover page. Refer to Item 201 and Item 505 of Regulation S-K.

10. Please revise to disclose the net proceeds to be received by you and the net proceeds to be received by the selling stockholders. Similarly revise the offering table on page 9. Refer to Item 501(b)(3) of Regulation S-K.

11. Please revise the cover page to include a brief description of the underwriting arrangements for the primary offering of 10 million shares. Specifically, disclose that the primary offering will be made on a best-efforts, self-underwritten basis with no minimum offering amount required. Also disclose that subscriptions will not be escrowed and will be available to you upon receipt. Finally, disclose, if true, that subscriptions are irrevocable. We note in this regard your disclosure on page 13.

Table of Contents, page 5

12. Refer to the first sentence of the first paragraph. We note your reference to "underwriters." Please revise or advise.

13. Please revise the last sentence of the second paragraph to remove the implication that information contained in the prospectus may not be accurate. You may not disclaim responsibility for the accuracy of the information contained in your document. Please revise to state that you believe and act as if the information is correct and reliable.

Our Business, page 6

14. Please revise your summary to provide a balanced discussion of your business and plan of operation in light of your limited operating history, declining revenues, and net losses. Some of the comments below are provided to guide you in the process of amending the registration statement but they are not an exhaustive list of the items that may be revised for more balanced disclosure.

15. Please reconcile your disclosure in the last sentence of the first paragraph that you service 3,500 residential and 50 commercial landscapers with your disclosure in the last sentence of the first paragraph on page 31 and the first sentence of the third paragraph on page 45.

16. Please revise the second paragraph of this section to disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

17. Please disclose in the third paragraph that you will require at least $500,000 of additional funding beginning in 2011 to sustain existing operations. We note in this regard your disclosure on page 37.

Concentration on Organic-Based and Natural Fertilizers Industry, page 6

18. Please clarify what is your "education first approach."

19. Please provide us the basis for your belief that the demand for organic fertilizer "will consistently increase for [y]our unique, high quality, organic-based products."

20. Please substantiate your claim that your product is "unique" and of "high quality." Alternatively, remove the terms.

Our Competitive Advantages, page 7

21. We note your disclosure here and elsewhere regarding your strategy to grow. To the extent you discuss future possible growth, you should balance your disclosure throughout the filing to include a realistic discussion of the time frame for implementing growth plans and any needed financing. To the extent you do not have any current plans, or do not have financing in place, so state.

22. Please balance the disclosure here to indicate that fertilizer prices have been volatile and that fertilizer prices may actually decrease. Also balance similar disclosures elsewhere.

23. Please substantiate your statement that you "have positioned [y]ourselves on the leading edge of proprietary product innovation and marketing of organic-based and natural fertilizers, soil conditioners and controls for insect and disease." Also revise page 40 accordingly.

24. Please revise the bulleted lists to briefly explain why you believe each bullet point represents a unique strength and provide us with substantiation for each claim. Lists claiming your strengths without substantiation are insufficient for disclosure purposes. Revise the lists on page 40 in this manner as well.

25. In addition, please revise the twelfth bullet point to express your point in plain English and remove the third and fourth bullet points in the listing of external strengths. Revise the list on page 40 in this manner as well.

Our Strengths, page 7

26. Please provide us with objective support for your assertions that your products are "innovative," "competitively superior," and sold at "competitive prices." Marketing language that cannot be objectively substantiated should be removed. Alternatively, remove such claims.

27. We note that you intend to forge relationships with "like-minded companies." Please explain who you consider to be "like-minded companies."

28. Please delete "success" from the first sentence of the last paragraph on page 7.

29. Please revise to briefly explain what makes you a "leader" in organic and natural fertilizers since your market appears currently primarily limited to the local south Charlotte, North Carolina market.

30. We note your claim that although you did not realize online sales early in 2011, "increases should follow in the fourth quarter as the company begins to allocate online-marketing dollars." Please revise to state as a belief of management and clarify that you cannot provide any assurance that online sales will increase in the fourth quarter.

31. Please revise the last sentence of the seventh paragraph on page 8 to characterize this statement as your belief.

Corporate History and Organizational Structure, page 8

32. Please revise to disclose the acquisition of Acumedspa Group LLC and Consumer Care of America LLC by QX Bio Tech Group, Inc.

33. Please revise to disclose that you "vended out" your subsidiaries Acumedspa, LLC and Consumer Care of America, LLC and disclose the reasons for and the material terms of the transaction.

Risk Factors, page 11

34. Please add a risk factor discussing the risk that the secondary offering of 10,456,375 shares of common stock could have the effect of reducing the number of shares sold in the primary offering, which in turn would reduce the net proceeds available to implement your business plan.

The current economic and credit climate, page 11

35. Please revise this risk factor to discuss specifically how the economic downturn has affected your results of operations, quantifying the effects to the extent you are able. We note in this regard your disclosure on page 8 that you plan "conservative or zero" sales growth through early 2012 and disclosure on page 12 stating that due to the global recession you were not profitable in 2009 and 2010.

The fertilizer industry is highly competitive, page 11

36. Please remove the first two sentences of the second paragraph of this risk factor as this disclosure mitigates the risk discussed.

We have a limited business history, page 12

37. Please revise the first two sentences of this risk factor to remove references to profitability that mitigate the risk presented. Additionally, it is unclear how economic

conditions are germane to the risks presented in this risk factor. Please revise to discuss the risks attendant to your limited operating history.

Because we will require additional financing to expand our operation, page 13

38. Please remove the first sentence of the second paragraph of this risk factor as it mitigates the risk presented. Additionally, please present the risks discussed in the third paragraph in a separate risk factor.

Our future success is dependent on our existing key employees, page 13

39. Please revise the risk factor to disclose how your business is impacted by your relationship with Mr. Billy Styles.

Our common stock is currently quoted on the "Pink Sheets – Other", page 16

40. The last two paragraphs of this risk factor are not applicable to a self-underwritten registered offering. Please revise accordingly.

Our stock is a penny stock, page 18

41. Please remove the last paragraph of this risk factor, which is not germane to and mitigates the risk presented.

If we fail to comply with Section 404, page 19

42. Please remove this risk factor as it restates the risks discussed in the third risk factor on page 13.

Use of Proceeds, page 20

43. Please include tabular disclosure of your use of proceeds in the event that 25% and 75% of the offering is subscribed.

44. Refer to the last sentence of the last paragraph. We note that you reserve the discretion in the allocation and use of proceeds of the offering. Please note that while you may reserve the right to change the use of proceeds, you must discuss the contingencies and the alternatives to such use. Refer to Instruction 7 of Item 504 of Regulation S-K.

Dilution, page 24

45. Please revise the dilution tables to present the dilution to new investors if 25%, 50%, and 75% of the offering is subscribed.

Plan of Distribution, page 25

46. Please revise to describe the plan of distribution for the 10 million shares to be offered by you.

Management's Discussion and Analysis, page 31

Results of Operations, page 32

47. Please revise to discuss all known trends affecting your revenues and cost of goods sold. In particular, you attribute declining sales to the "temporary impact" of your shift to a retail partner distribution model. However, you also disclose on page 8 that you expect "conservative to zero" sales growth through early 2012 because of economic conditions. Also, since your revenues have trended down since at least 2009 it appears that the decrease in revenues is more than "temporary."

48. In light of your declining revenues and your disclosure that your retail store is "a more profitable operation" than your wholesale operation, please explain in greater detail the basis for your belief that your wholesale operation will provide greater long-term revenue stability and profitability. In this regard, please disclose the revenues and gross profit attributable to the Matthews store and to your wholesale operation.

49. Please substantiate your claim that the "green-minded consumers and businesses" along with homeowners with "do-it-yourself tendencies" are "two of the fastest growing segments in the residential consumer market."

50. Please expand your discussion of increased commodity costs, including whether you expect these trends to continue.

51. Please revise to discuss the actions you have taken or intend to take to reduce your raw materials and packaging costs. We note your disclosure on page 64.

Operating Activities, page 35

52. Please revise to explain why your accounts receivable increased significantly during the six months ended June 30, 2011.

Loan Facilities, page 36

53. Please revise to disclose here the name of the holder of the $100,000 convertible promissory note.

Organic-Based and Natural Fertilizers Industry Background, page 39

54. Please quantify, if known, the organic fertilizer market and include independent support for your statement that demand is growing. Also, since your product offerings are limited to the organic fertilizer market, please remove "of the $59 billion fertilizer market. . . ."

55. Refer to the last two sentences of the third paragraph. Please revise to state as beliefs of management.

Business, page 40

56. Please revise this entire section to add the specificity about your business plan and the obstacles it faces necessary for investors to make an investment decision about your securities. The following comments are intended to provide some guidance as you begin the task of creating a document which investors will find useful. As you respond to the separate comments, please add detail about costs and timelines wherever possible. Also, if any of the revised disclosure suggests that revisions to the risk factor section are necessary, please make the appropriate changes.

57. Please disclose your new packaging and branding strategy and your relationship with Kaleidoscope-Chicago and the estimated costs and timeframe for implementation.

58. Please revise to balance the disclosure in the third sentence of the first paragraph by providing that you cannot provide assurance that your products will improve the soil and plant health in all landscapes and properties.

59. Please revise the caption "Track record of growth" on page 42 as your declining revenues and net losses do not support this claim. Also, disclose your 2007 and 2008 revenues and customer counts.

60. Please balance the second paragraph on page 42 to disclose that your expansion plans are contingent on the success of this offering or obtaining additional sources of capital.

61. Please substantiate the statements that you "produce[ ] the highest quality products in the category" and you have "efficiency in your processes."

62. Please remove "solid" from the fourth paragraph on page 42 and substantiate that you have developed "a strong positive reputation."

63. Please remove "strong track record" from the last sentence of sixth paragraph on page 42.

64. Please briefly explain how the example you cite in the last paragraph on page 42 makes you a market leader.

65. Please substantiate the last sentence on page 42 or remove.

66. We note your disclosure on page 48 regarding the high cost of state product registration and that you are only registered in six states. Please revise page 43 to discuss whether you intend to register in other states as part of your growth strategy and disclose the estimated cost to do so. Also disclose whether registration is required for online sales and if so, the effect this may have on the growth of your e-commerce platform.

67. Please revise the third paragraph on page 43 to disclose the estimated development costs and the stage of development of the products you expect to introduce in the next two years.

68. You state that to meet your anticipated 2012 demand you will need to move to a larger facility. Please disclose the estimated costs and timeline of your expansion plans.

69. Please revise the fifth paragraph to discuss in greater detail the product opportunities you have identified and disclose the estimated amount of research and development funding and anticipated time frame necessary to develop these products.

Customers and Suppliers, page 45

70. Please revise to identify customers that account for 10% or more of your sales and name all principal suppliers. We note your disclosure on page 64.

71. Please explain the asterisk in the "Percentage" column of the Suppliers of Raw Materials table.

Intellectual Property, page 47

72. We note that you have not disclosed intellectual property rights in your products. However, we note that you have several trademarked products. Please advise. If applicable, please add a risk factor discussing the risks to you because you do not own intellectual property rights in your products and processes.

Government Regulation, page 47

73. Please expand your discussion of applicable federal, state, and local regulations.

Management, page 50

74. Please thoroughly revise each officer and director biography to remove marketing and other subjective statements that are beyond the scope of Item 401(e) of Regulation S-K.

Summary Compensation Table, page 52

75. Please provide a narrative discussion of the compensation arrangements with your officers. Refer to Item 402(o) of Regulation S-K.

76. Please revise the table so that the amounts currently listed under the Nonqualifed Deferred Compensation Earnings column are included in the Salary column. You may disclose the amount of salary earned but not paid in a footnote to the table.

77. Please add a footnote explaining the amounts in the All Other Compensation column. Refer to Item 402(n)(2)(ix) of Regulation S-K.

Certain Relationships and Related Transactions, page 53

78. Please revise the first paragraph to discuss the loans made by each officer and director and file the promissory notes as exhibits or tell us why they are not required to be filed.

79. Please file a written description of the loan from your president as an exhibit to your amended registration statement.

Unaudited Consolidated Financial Statements for the Six Months ended June 30, 2011

Note-7 Loan Payable, page 61 and Note-9 Capital Transactions, page 62

80. We note that on January 1, 2011, you entered into a convertible promissory note with Greentree Financial Group Inc. in a principal amount of $100,000, which bears an interest rate of 6% per annum and is due on January 1, 2013. Pursuant to the Note, Greentree has an option to convert all or any portion of the accrued interest and unpaid principal balance of the Note into the common stock of you or your successors, at $0.10 per share, no sooner than December 31, 2011. Please tell us and revise the notes to your financial statements to indicate how the conversion price associated with your convertible debt instrument were calculated or determined and indicate whether the conversion price represented a beneficial conversion feature at the time the debt obligations were incurred. If so, please explain how this beneficial conversion feature was accounted for in your financial statements. Refer to the guidance regarding beneficial conversion features outlined in ASC 470.

Note-9 Capital Transactions, page 62 and Note-14 Subsequent Events, page 64

81. In light of the significant number of equity transactions described in Note 9 and in "Item 15. Recent Sales of Unregistered Securities," please revise to include a statement of Stockholders'/Members' Deficit in your interim financial statements.

82. Also, please tell us and expand your notes to the financial statements to fully disclose the nature and terms of each stock issuance, including how the shares of common stock were valued in each of the transactions and explain why it appears that shares issued on similar dates are valued differently. Please note that the amounts appearing on the face of the statements of stockholders'/members' deficit should reconcile to your disclosures in the notes to the financial statements. Please revise accordingly. We may have further comment upon reviewing your response and your revised disclosures.

83. It appears that not all transactions disclosed in "Item 15. Recent Sales of Unregistered Securities" have been reflected in Note 9 or Note 14. Please update the notes to your financial statements to include disclosure of all material equity transactions.

Audited Consolidated Financial Statements, page 65

General

84. We note your disclosure on page 17 that after the offering, your current management will beneficially own over 50% of your outstanding Common Stock and will have full control over your affairs. The security holder will be able to continue to elect over a majority of your directors and to determine the outcome of the corporate actions requiring shareholder approval, regardless of how your additional security holders may vote. The investors will have no ability to influence corporate actions. In addition to the information in Notes 7 and 8 to the financial statements, please revise the notes to your audited financial statements to indicate the percentage ownership interest that these parties will hold following completion of the offering and disclose their ability to exercise control over your operations. Refer to the requirements of ASC 850-10- 50-6.

Consolidated Statement of Stockholders'/Members' Deficit, page 70

85. Please revise your consolidated statement of stockholders' deficit to reflect the shares issued to accounting acquirer in the reverse merger transaction as outstanding as of the beginning of the earliest period presented. The outstanding shares of the accounting acquiree should be reflected as an issuance on the date the reverse merger transaction occurred and should be valued at the historical carrying value of the net assets of the accounting acquiree at the date of the transaction.

Note-1 Organization and Business Background, page 74

86. We note the disclosure in the last paragraph on page 74 indicating that you vended out your two subsidiaries, Acumedspa, LLC and Consumer Care of America, LLC in exchange for total payments of not less than $200,000. Please tell us and indicate in the notes to the financial statements how this transaction was accounted for in your financial statements. Also, please indicate when the cash payments were or will be received. We may have further comment upon review of your response.

Note-2 Summary of Significant Accounting Policies

Revenue Recognition, page 77

87. We note from the disclosure in the third paragraph on page 77 indicating that you recognize revenue from sale of license agreements and optional license agreements upon execution of the licensing agreement. Please tell us and revise the notes to your financial statements to explain why you believe revenue recognition with respect to licensing agreements is appropriate at the time the related agreement is executed. Refer to the guidance outlined in SAB Topic 13:A:3:d and f.

Note-6 Loan Payable, page 80

88. We note from the disclosure included in Note 6 that the current portion of your line of credit with Bank of Granite was $27,463 and $45,422 as of December 31, 2010 and 2009, respectively. However, it appears that such amounts have been included in long-term debt on your balance sheets at each of these dates. Please revise to reflect such amounts as current liabilities in your December 31, 2010 and 2009 balance sheets.

Note-8 Due to Shareholder, page 81

89. We note from the disclosure included in Note 8 that you had outstanding balances of $83,384 and $68,384 due to your president as of December 31, 2010 and 2009 that are due on demand. We also note that these obligations have been classified as long-term liabilities from related parties on your balance sheet. Please revise to reflect these balances which are due on demand as current liabilities pursuant to the guidance in ASC 470-10-45-10. Your interim balance sheet should be similarly revised.

Note-10 Capital Transactions, page 81

90. We note that on December 31, 2010, the Board of Directors approved the issuance of 4,220,000 shares of your common stock to settle $211,000 in shareholder loans. This debt was converted at a discounted rate of $0.05 per common share, a price significantly lower than the offering price. Please tell us and revise the notes to your financial statements to indicate how the conversion prices associated with your convertible debt instrument was calculated or determined and indicate whether the conversion price represented a beneficial conversion feature at the time the debt obligations were incurred. If so, please explain how this beneficial conversion feature was accounted for in your financial statements. Refer to the guidance regarding beneficial conversion features outlined in ASC 470.

Alternatively, if the conversion terms were determined subsequent to the time that the debt obligation was incurred, please tell us and explain in the notes to your financial statements how your accounting treatment complied with the guidance in ASC 470-20-40 with regard to induced conversions.

Note-13 Loss per Share, page 82

91. Please revise the weighted average number of common shares used to compute your basic and diluted net loss per share, and the related net loss per share for 2010 disclosed in Note 13, to give effect to the 1 for 50 reverse stock split disclosed in Note 10. Also, please reconcile and revise such amounts with the amounts disclosed on your consolidated statement of operations for 2010.

Item 15. Recent Sales of Unregistered Securities, page 84

92. Please revise to disclose the exemption(s) relied upon for the issuance of common stock to Greentree on May 13, 2011 and to the Consultant in May 2011 and briefly state the factual basis for the exemption.

Item 17. Undertakings, page 86

93. It does not appear that the Rule 430A undertakings are applicable to your offering. Please tell us why you have included the undertakings related to Rule 430A or remove them.

Signatures, page 87

94. Please include the signature of your principal accounting officer or controller in the second signature block in your amended registration statement.

Other

95. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

96. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Frank J. Hariton, Esq.